UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                         SCHEDULE 13G/A
           Under the Securities Exchange Act of 1934

Amendment No.8*

Name of Issuer:  INTERNATIONAL FLAVORS & FRAGRANCES, INC.

Title of Class of Securities:  Common Stock

CUSIP Number:  459506101

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)
[ X ]     Rule 13d-1(c)
[   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSON
          William D. Van Dyke III

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          a.   [   ]
          b.   [   ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.



CUSIP No.: 459506101       SC 13G/A               Page 2 of 4 Pages

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER
     6,957

6.   SHARED VOTING POWER
     7,354,557

7.   SOLE DISPOSITIVE POWER
     28,957 (includes 22,000 exercisable options)

8.   SHARED DISPOSITIVE POWER
     7,354,557

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,383,514 (includes 22,000 exercisable options)

10.  CHECK BOX IS THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN
     SHARES
     N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     7.8%

12.  TYPE OF REPORTING PERSON*
     IN

*SEE INSTRUCTION BEFORE FILLING OUT!

     Item 1(a)  Name of Issuer:  International Flavors & Fragrances, Inc.

     Item 1(b) Address of Issuer's Principal Executive Offices: 521 West 57th Street, New York, NY 10019

     Item 2(a)  Name of Person Filing:  William D. Van Dyke III

     Item 2(b)  Address of Principal Business Office or, if none, Residence:
		111 East Kilbourn Avenue, 19th Floor
               	Milwaukee, Wisconsin 53202

     Item 2(c)  Citizenship:  United States

     Item 2(d)   Title of Class of Securities:  Common Stock

CUSIP No.: 459506101       SC 13G/A               Page 3 of 4 Pages

     Item 2(e)      CUSIP Number:  459506101

     Item 3    N/A

     Item 4    Ownership (as of December 31, 2002):

     (a)  Amount Beneficially Owned:  7,383,514* **
     (b)  Percent of Class: 7.8%
     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote: 6,957
          (ii) shared power to vote or to direct the vote: 7,354,557**
          (iii)sole power to dispose or to direct the disposition of: 28,957*
          (iv) shared power to dispose or to direct the disposition of:
               7,354,557**

     Item 5         Not Applicable

     Item 6         Not Applicable

     Item 7         Not Applicable

     Item 8         Not Applicable

     Item 9         Not Applicable

     Item 10        Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

* Includes 22,000 shares under exercisable options.
**The undersigned disclaims any beneficial interest in 7,354,557 shares except as defined in Regulation 13(d)-3 promulgated pursuant to Sections 12(d) and 13(g)of the Securities Exchange Act of 1934. Nothing herein shall be construed as an admission that the undersigned is the beneficial owner of such shares for any other purpose.

CUSIP No.: 459506101       SC 13G/A               Page 4 of 4 Pages

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   March 18, 2003.

           /s/

        William D. Van Dyke III

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent

Attention: Intentional misstatemetns or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).